EXHIBIT D-7


                         UNITED STATES OF AMERICA
                                BEFORE THE
                       NUCLEAR REGULATORY COMMISSION




NEW YORK STATE ELECTRIC &   )   Docket No. 50-410
  GAS CORPORATION           )   Facility Operating License
                                No. NPF-69




                          REQUEST FOR CONSENT TO
                         CORPORATE REORGANIZATION











Sam Behrends, IV, Esq.                  Taras G. Borkowsky, Esq.
Paul Bonavia, Esq.                      Huber Lawrence & Abell
LeBoeuf, Lamb, Greene                   605 Third Avenue
  & MacRae, L.L.P.                      New York, New York  10158
1875 Connecticut Avenue, N.W.           Telephone: (212) 682-6200
Washington, D.C.  20009                 Counsel for New York
Telephone: (202) 986-8000                State Electric & Gas
                                         Corporation

September 18, 1997

                         UNITED STATES OF AMERICA
                                BEFORE THE
                       NUCLEAR REGULATORY COMMISSION



NEW YORK STATE ELECTRIC &    )    Docket No. 50-410
  GAS CORPORATION            )    Facility Operating License
                             )    No. NPF-69



                          REQUEST FOR CONSENT TO
                         CORPORATE REORGANIZATION


I.   INTRODUCTION

     New York State Electric & Gas Corporation ("NYSEG") hereby requests consent, under 10 C.F.R. SS 50.80, to the transfer of control of its possessory license with respect to the Nine Mile Point Nuclear Station, Unit No. 2 ("Nine Mile 2") located in Scriba, New York. NYSEG is a New York corporation which is an 18% co-owner of Nine Mile 2 and which is presently engaged principally in the generation, purchase, transmission, distribution and sale of electric energy and the purchase, transportation, distribution and sale of natural gas in parts of central, eastern and western New York State. NYSEG is proposing to reorganize in order to satisfy the requirements of the New York Public Service Commission ("NYPSC") and to fulfill an Agreement in Principle regarding, among other things, such corporate reorganization signed on July 28, 1997 by NYSEG and NYPSC Staff, as further detailed in a proposed comprehensive Settlement Agreement reached on August 20, 1997.

     The corporate reorganization ("Reorganization") will result in the creation of a holding company over NYSEG{1}. Insofar as the Nuclear Regulatory Commission ("NRC" or the "Commission") has taken the position that a reorganization involving the creation of a holding company over a NRC license holder requires notification and approval pursuant to 10 C.F.R. SS 50.80 and
Section 184 of the Atomic Energy Act, as amended, NYSEG is hereby filing this request for NRC approval of the formation of the holding company.

     The other co-owners of Nine Mile 2 are Niagara Mohawk Power Corporation ("Niagara Mohawk"), Rochester Gas and Electric Corporation, Central Hudson Gas & Electric Corporation and Long Island Lighting Company. Pursuant to Section 2.B.(2) of Facility Operating License No. NPF-69, NYSEG, as a possession licensee, is licensed only to own an interest in the nuclear plant. NYSEG does not have an operator's license with respect to Nine Mile 2. The operator's license is held by Niagara Mohawk.

____________
{1} The name of the holding company has not yet been determined and for purposes of this application it is referred to as HoldCo.

II.  PROPOSED REORGANIZATION

     The proposed Reorganization is in response to the "Competitive Opportunities" proceeding instituted by the NYPSC in 1994, which addresses the future structure of the electric utility industry in New York State. As part of the proceeding, the NYPSC required NYSEG to file a restructuring plan consistent with the NYPSC's policy and vision for increased competition.
The restructuring plan was required to address, among other things, the structure of the utility, both in the short and long term, a schedule for the introduction of retail access and a rate plan to be effective for a significant portion of the transition.

     On July 28, 1997, NYSEG and the Staff of the NYPSC entered into a Joint Statement of Principles to Govern the Settlement Agreement ("Statement of Principles") which sets forth the terms and conditions of the proposed Reorganization. The Statement of Principles serves as the basis for a Settlement Agreement ("Settlement Agreement"), which was distributed jointly by the NYPSC Staff and NYSEG on August 20, 1997. The Settlement Agreement is subject to NYPSC approval. NYSEG does not expect material modifications to be made to the Settlement Agreement by the NYPSC, and a copy of the approved Settlement Agreement will be supplied to the NRC as soon as it is available. Copies of the Statement of Principles and the Settlement Agreement (as distributed by the NYPSC Staff and NYSEG on August 20, 1997) are attached hereto as Exhibits A-1 and A-2, respectively. NYSEG has also filed with the Federal Energy Regulatory Commission ("FERC") an application seeking approval of the Reorganization, a copy of which is attached hereto as Exhibit B.

     Pursuant to the Reorganization, outstanding shares of NYSEG's common stock (other than shares with respect to which appraisal rights, if any, are properly exercised) will be exchanged on a share-for-share basis for common stock of HoldCo. Following the Reorganization, HoldCo will own all of the outstanding common stock of NYSEG, and NYSEG will become a regulated transmission and distribution subsidiary of HoldCo. HoldCo, rather than NYSEG, will own, directly or indirectly, the stock of any non-utility subsidiaries. The holding company structure, therefore, will provide clear separation between NYPSC-regulated NYSEG, and unregulated lines of business conducted by HoldCo, thereby insulating the utility ratepayers from any risks associated with the unregulated enterprises.

     As part of the Reorganization and to fulfill an obligation under the Settlement Agreement, NYSEG will transfer to a wholly owned subsidiary of HoldCo (collectively referred to in this application as "GenSub"){2}, NYSEG's coal-fired fuel generation facilities (collectively referred to in this application as "Coal-fired Generation Assets"). The Coal-fired Generation Assets to be transferred consist of NYSEG's seven coal-fired power plants, representing approximately 2,335 MW of capacity, with a net book value of approximately $1.2 billion as of December 31, 1996. Also included in the transfer are certain assets and liabilities associated with these plants.

     The transfer of the Coal-fired Generation Assets to GenSub will be in accordance with Article V 1. g. of the Settlement
Agreement, attached hereto as Exhibit A-2.   The "fair value" of
the Coal-fired Generation Assets will be determined in accordance with NYSEG's mortgage bond indenture for purposes of obtaining the release of such property from the lien of such indenture. Upon transfer to GenSub, a regulatory asset of NYSEG will be created for the shortfall, if any, between the fair value determined in accordance with the mortgage bond indenture and the book value of the Coal-fired Generation Assets ("Regulatory Asset").

     The Coal-fired Generation Assets will be subject to a subsequent auction process in which third parties as well as GenSub can participate. The framework for the auction is described in Article V of the Settlement Agreement, attached hereto as Exhibit A-2. Based on the after-tax proceeds resulting from the auction process, the Regulatory Asset will then be adjusted accordingly. After the auction, there will be no further adjustment of the Regulatory Asset. In the event that the auction proceeds exceed the book value of the plants, any net regulatory credit will be used to write down NYSEG s investment in Nine Mile 2.

III. EFFECT OF PROPOSED REORGANIZATION

     After the Reorganization, NYSEG, which is referred to as "RegSub" in the Settlement Agreement, will continue to be an electric utility engaged in the transmission, distribution and, in the case of Nine Mile 2 and hydroelectric facilities, the generation of electricity. NYSEG will continue to be regulated by the NYPSC and the FERC.





____________
{2} GenSub will initially be a subsidiary of NYSEG and as part of the proposed Reorganization will be transferred by NYSEG to HoldCo. In addition to GenSub, NYSEG may create one or more other generating subsidiaries.

     As shown below, the proposed Reorganization will not affect NYSEG's qualifications as a possession licensee for Nine Mile 2, will not affect the status of NYSEG as an "electric utility" for purposes of decommissioning as that term is defined in 10 C.F.R. SS 50.2 and is otherwise consistent with applicable provisions of law, NRC regulations and NRC orders.

     NYSEG's ownership interest in Nine Mile 2 will not be changed by the Reorganization. The Nine Mile 2 ownership interest will not be transferred to GenSub as part of the proposed Reorganization, but will remain with NYSEG. After the Reorganization, NYSEG will continue to be a co-owner of Nine Mile 2 and no actual transfer of the license or ownership interest in Nine Mile 2 will be effected as part of the Reorganization.
NYSEG will continue to recover the costs of its ownership share of Nine Mile 2 through the rate-making process.

     NYSEG's retail utility operations are currently, and after the Reorganization will remain, subject to regulation by the NYPSC pursuant to the New York Public Service Law ("PSL"). The PSL regulates, inter alia, NYSEG's retail rates and charges, issuances of securities (other than short-term debt securities), services, facilities, classification of accounts, transactions with affiliated interests, and other matters.

     NYSEG is also currently, and after the Reorganization will remain, subject to wholesale regulation by the FERC as a "public utility" as defined in Section 201(e) of the Federal Power Act, 16 U.S.C. 824(e). Using its interests in the nuclear facility and its interests in its hydroelectric facilities, NYSEG will continue to sell electric energy at wholesale to, and will transmit electric energy in interstate commerce for, other electric utilities under rate schedules approved by FERC, on a cost of service, rate of return basis, in addition to making market-based sales pursuant to FERC authority. NYSEG will continue to own all of the transmission and distribution facilities which it now owns and will continue to provide transmission and distribution service on a cost of service, rate of return basis.

     In addition to the NYPSC and FERC applications previously discussed, an application seeking appropriate approval of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended, in order to effect the Reorganization will also be filed in the near future. The creation of a holding company over NYSEG and its subsidiaries will also require shareholder approval.

IV.  NUCLEAR REGULATORY COMMISSION REVIEW

     To assist the NRC in its review of this request, NYSEG is providing information with respect to the following four specific areas which have been the focus of the NRC's review in prior cases involving the creation of holding companies over NRC licensees:

          1.   The proposed Reorganization will not impair
               NYSEG's ability to carry out its responsibilities under its NRC possession license, or otherwise affect the financial health of NYSEG.

     The proposed Reorganization will not have an adverse impact on NYSEG's ability to fulfill its responsibilities under its NRC possession license. Specifically, the proposed Reorganization will not adversely affect the ability of NYSEG to meet its financial obligations with respect to the future operating and capital requirements related to Nine Mile 2 or to meet its funding obligations with respect to the eventual nuclear decommissioning of Nine Mile 2.

     In NRC Administrative Letter 96-02 (issued June 21, 1996), the NRC addressed the future restructuring of the electric utility industry and voiced concerns that NRC licensed entities continue to have access to adequate funds so that funds are available for safe reactor operation and the payment of decommissioning costs. The same concerns were voiced by the NRC in its recently issued "Final Policy Statement on the Restructuring and Economic Deregulation of the Electric Utility Industry" ("Final Policy Statement"), 62 Fed Reg. 44071 (1997).

     With respect to both financial qualification reviews for operating license applicants and decommissioning funding assurance reviews, the NRC has noted that it has distinguished between an "electric utility" and other licensees. As defined in 10 C.F.R. SS 50.2, an "electric utility" is an entity that generates or distributes electricity for which costs are recovered by rates set by the entity or by a separate regulatory authority. Investor-owned utilities, including generation and distribution subsidiaries, are included within the meaning of "electric utility". The underlying rationale for different treatment is that rate regulators typically allow an electric utility to recover prudently incurred costs of generating, transmitting and distributing electric services.{3}


____________
{3} The NRC recently proposed revisions to the definition of "electric utility" in its proposed rulemaking regarding financial assurance requirements for decommissioning nuclear power reactors (issued September 4, 1997). In the proposed rulemaking, the Commission proposed to revise its definition of "electric utility" to introduce additional flexibility to address potential impacts of electric industry deregulation. The Commission noted that the key component of the revised definition is a licensee's rates being established either through cost-of-service mechanisms or through other non-bypassable charge mechanisms, such as wires charges or non-bypassable customer fees by a rate-regulating authority. The NRC indicated that as a result of the proposed change it would expect licensees to be more likely to continue to qualify as "electric utilities."

     The proposed Reorganization will not change the status of NYSEG as an "electric utility" for decommissioning purposes, as defined in 10 C.F.R. SS 50.2. After the proposed Reorganization is complete, the nuclear generation assets and investment will be retained by NYSEG and NYSEG will continue to be a public utility subject to regulation by the NYPSC with respect to, among other things, its retail rates. In addition, FERC will continue to regulate NYSEG's transmission and wholesale electric rates. As further described below, the Settlement Agreement provides that throughout the remaining life of the nuclear facility, all decommissioning costs will continue to be recovered through rates which are regulated on a cost-based, rate of return basis or through a non-bypassable wires charge, as described in the Settlement Agreement. Thus, for purposes of decommissioning, NYSEG will at all times remain an "electric utility", as defined in the Commission's present and proposed regulations.

     Attached hereto as Exhibit C is an affidavit of Robert Kump, NYSEG's Treasurer, which reviews the financial and regulatory implications for NYSEG of the proposed Reorganization as they relate to the continued recovery of NYSEG's costs relating to Nine Mile 2. The Settlement Agreement contemplates a five-year rate cap period ("Price Cap Period"). During the Price Cap Period, all expenditures associated with Nine Mile 2, including decommissioning costs, are presumed to be within overall rate objectives and will continue to be recoverable through retail electric rates. Electric service tariffs for the Price Cap Period will be approved in accordance with the terms of the Settlement Agreement. The Settlement Agreement also provides additional protection through its return on equity and uncontrollable cost provisions. NYSEG may request rate relief if earnings fall below a certain floor or if certain uncontrollable costs are incurred.

     For years beyond the Price Cap Period, the Settlement Agreement contemplates a subsequent cost-of-service rate filing by NYSEG with the NYPSC. The Settlement Agreement provides that after the Price Cap Period, the nuclear plant fixed costs (including all nuclear decommissioning and wind down costs and 62.5% of annual property taxes) will be recovered for the life of the applicable amortization period, contract or license through a non-bypassable wires charge borne by the retail customers. After the Price Cap Period, the Settlement Agreement contemplates that nuclear variable costs will be recovered through proceeds of sales of the Nine Mile 2 power in the marketplace, but only if the other Nine Mile 2 cotenants put the same to the market. Sufficient funds will be available to assure adequate funding for the safe operation of Nine Mile 2.

     As further set forth in Mr. Kump's affidavit, it is anticipated that the Reorganization will not have an adverse effect on NYSEG's capital structure, ability to raise capital or bond ratings. In conclusion, the Settlement Agreement and the company's financial position will ensure adequate funding for both decommissioning and safe operation.

          2. The proposed Reorganization will not adversely affect the management of NYSEG's utility operations or its technical qualifications.

     As previously noted, NYSEG is a possession licensee and is not the NRC-licensed operator of Nine Mile 2. The operating licensee, Niagara Mohawk, will continue to be responsible for the day-to-day operations of the plant and the technical qualifications required by the operating license will continue to be the responsibility of Niagara Mohawk.

     The holding company structure retains the utility as a discrete and separate entity. No responsibility for nuclear operations within NYSEG will be changed by the Reorganization. Officer responsibilities at the holding company level will be primarily administrative and financial in nature and will not involve operational matters relating to Nine Mile 2. After the proposed holding company formation, NYSEG will continue to actively participate in the oversight and non-operational decision making with respect to Nine Mile 2.

          3. The proposed Reorganization will not result in NYSEG becoming owned, controlled or dominated by an alien, a foreign corporation, or a foreign government.

     At the time the Reorganization becomes effective, HoldCo will become the sole holder of NYSEG's common stock, and the current holders of NYSEG's common stock (other than stockholders who have exercised their appraisal rights, if any) will become holders of the common stock of HoldCo on a share-for-share basis. Therefore, immediately following the Reorganization, the common stock of HoldCo will be owned by the previous holders of NYSEG's common stock in substantially the same proportions in which they held NYSEG's common stock. Based upon currently available information, shares of NYSEG's common stock held in foreign accounts represent less than one percent (1%) of the total outstanding shares of NYSEG.

     Based on the foregoing, the Reorganization will not result in NYSEG becoming owned, controlled or dominated by foreign interests.

          4. The proposed Reorganization will not adversely affect competition.

     The implications of the proposed Reorganization are pro-competitive in their anti-trust effects and there is no need for an NRC inquiry with respect to this issue. The potential effect of the proposed Reorganization on competition is discussed on pages 17 through 22 of the FERC Application attached hereto as Exhibit B and will be analyzed by FERC in their review of that Application.

     As described in the Settlement Agreement, the proposed reorganization was designed to greatly enhance competition, as determined by the NYPSC. The formation of a holding company, and the divestiture and eventual sale of the Coal-fired Generation Assets, are integral parts of the comprehensive plan to increase competition for the retail supply of electricity, and to expand the range of power supply choices available to consumers throughout the state of New York. For those reasons, the proposed license transfer will have no anti-competitive effects, and indeed is essential to promote competition for power supply in the affected region.

V.   THE PROPOSED TRANSFER WILL HAVE NO SIGNIFICANT ENVIRONMENTAL
     EFFECT

     As discussed above, the proposed transfer will have no effect on the operation of Nine Mile 2. The transfer is merely a technical change in corporate control over a minority owner, through the creation of a holding company. That change will not result in any change in the types, or any increase in the amounts, of any effluents that may be released offsite, and there will be no increase in individual or cumulative occupational radiation exposure as a result of the creation of the holding company or the other actions discussed herein. Accordingly, pursuant to 10 C.F.R. SS 52.22(c)(9), the proposed action is excluded from the need for an environmental assessment or an environmental impact statement, and special circumstances do not exist which would otherwise require such an assessment or impact statement. Accordingly, the Applicant requests that the Commission issue and publish a finding of no significant environmental impact pursuant to 10 C.F.R. SS SS 51.32 and 51.35.

VI.  SUBSEQUENT TRANSFERS OF ASSETS

     NYSEG agrees to inform the Director, Nuclear Reactor Regulation, 60 days prior to a transfer (excluding grants of security interests or liens) during any twelve month period from NYSEG to HoldCo, or any direct or indirect subsidiary of HoldCo, of facilities for the production, transmission or distribution of electric energy (other than the transfer of the Coal-fired Generation Assets, which are discussed in this application) having a depreciated book value exceeding ten percent (10%) of NYSEG's consolidated net utility plant, as recorded on NYSEG's books of account.

VII. REQUEST FOR EXPEDITED CONSIDERATION

     NYSEG respectfully requests a fifteen day notice period and expedited consideration of its application.

     The proposed Reorganization is anticipated to be fully implemented as soon as practicable after a special meeting of the stockholders currently expected to be held on or about January 15, 1998. To facilitate this restructuring, NYSEG requests Commission approval for the proposed Reorganization by December 15, 1997.

VIII. CONCLUSION

     NYSEG believes that the information contained in this application and its exhibits will be sufficient for the NRC to grant its consent to the proposed Reorganization as promptly as possible. As shown above, the proposed Reorganization will not adversely affect NYSEG's qualifications as a possession licensee for Nine Mile 2 and is also consistent with applicable provisions of law and with the NRC's regulations.

                                   Respectfully submitted,

                                   NEW YORK STATE ELECTRIC &
                                      GAS CORPORATION

                                   By:  Sherwood J. Rafferty
                                        Sherwood J. Rafferty
                                        Senior Vice President and
                                        Chief Financial Officer

Sam Behrends, IV, Esq.                  Taras G. Borkowsky, Esq.
Paul Bonavia, Esq.                      Huber Lawrence & Abell
LeBoeuf, Lamb, Greene                   605 Third Avenue
  & MacRae, L.L.P.                      New York, New York  10158
1875 Connecticut Avenue, N.W.           Telephone: (212) 682-6200
Washington, D.C.  20009                 Counsel for New York
Telephone: (202) 986-8000                State Electric & Gas
                                         Corporation

September 18, 1997

                         UNITED STATES OF AMERICA
                                BEFORE THE
                       NUCLEAR REGULATORY COMMISSION


NEW YORK STATE ELECTRIC &    )    Docket No. 50-410
  GAS CORPORATION            )    Facility Operating License
                             )    No. NPF-69


STATE OF NEW YORK    )
                     )  SS.:
COUNTY OF TOMPKINS   )





                     AFFIDAVIT OF SHERWOOD J. RAFFERTY

     Sherwood J. Rafferty, being duly sworn, states that he is the Senior Vice President and Chief Financial Officer of New York State Electric & Gas Corporation ("NYSEG"); that he is authorized on the part of NYSEG to sign and file with the Nuclear Regulatory Commission the foregoing Application; and that said Application is true and correct to the best of his knowledge, information and belief.


                                        Sherwood J. Rafferty
                                        Sherwood J. Rafferty
                                        Senior Vice President and
                                        Chief Financial Officer


          Subscribed and sworn to before me, a Notary Public, this 17th day of September, 1997.

                                        Lisa M. Cochran
                                        Notary Public